SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Arctic Cat Inc.

(Name of Subject Company)

Aces Acquisition Corp.,

Textron Specialized Vehicles Inc.

and

Textron Inc.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

039670104

(CUSIP Number of Class of Securities)

E. Robert Lupone

Executive Vice President, General Counsel and Secretary

Textron Inc.

40 Westminster Street, Providence, RI 02903
Telephone:  (401) 421-2800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

The pre-commencement communication filed under cover of this Tender Offer Statement on Schedule TO is being filed by Textron Inc., a Delaware corporation (“Textron”), Textron Specialized Vehicles Inc., a Delaware corporation (“TSVI”) and a direct wholly owned subsidiary of Textron, and Aces Acquisition Corp., a Minnesota corporation (“Purchaser”) and a direct wholly owned subsidiary of TSVI, pursuant to General Instruction D to Schedule TO related to a planned tender offer for all of the outstanding shares of common stock, $.01 par value of Arctic Cat Inc. (“Arctic Cat”) pursuant to an Agreement and Plan of Merger, dated as of January 24, 2017, by and among Purchaser, Arctic Cat and Textron.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Arctic Cat’s common stock described in this announcement has not commenced. At the time the tender offer is commenced, Purchaser will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) and Arctic Cat will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by Textron or Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to Textron Inc., Attention: Investor Relations at (401) 457-2288. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from Arctic Cat under the “Investor Relations” section of Arctic Cat’s website at http://phx.corporate-ir.net/phoenix.zhtml?c=97941&p=irol-irhome.

Forward-looking Information

Certain statements in this announcement and other oral and written statements made by us from time to time are “forward-looking statements” which may describe strategies, goals, outlook or other non-historical matters, or project revenues, income, returns or other financial measures, often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “guidance,” “project,” “target,” “potential,” “will,” “should,” “could,” “likely” or “may” and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements.  In addition to those factors described in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q under “Risk Factors”, among the factors that could cause actual results to differ materially from past and projected future results are the following: Interruptions in the U.S. Government’s ability to fund its activities and/or pay its obligations; changing priorities or reductions in the U.S. Government defense budget, including those related to military operations in foreign countries; our ability to perform as anticipated and to control costs under contracts with the U.S. Government; the U.S. Government’s ability to unilaterally modify or terminate its contracts with us for the U.S. Government’s convenience or for our failure to perform, to change applicable procurement and accounting policies, or, under certain circumstances, to withhold payment or suspend or debar us as a contractor eligible to receive future contract awards; changes in foreign military funding priorities or budget constraints and determinations, or changes in government regulations or policies on the export and import of military and commercial products; volatility in the global economy or changes in worldwide political conditions that adversely impact demand for our products; volatility in interest rates or foreign exchange rates; risks related to our international business, including establishing and maintaining facilities in locations around the world and relying on joint venture partners, subcontractors, suppliers, representatives, consultants and other business partners in connection with international business, including in emerging market countries; our Finance segment’s ability to maintain portfolio credit quality or to realize full value of receivables; performance issues with key suppliers or subcontractors; legislative or regulatory actions, both domestic and foreign, impacting our operations or demand for our products; our ability to control costs and successfully implement various cost-reduction activities; the efficacy of research and development investments to develop new products or unanticipated expenses in connection with the

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launching of significant new products or programs; the timing of our new product launches or certifications of our new aircraft products; our ability to keep pace with our competitors in the introduction of new products and upgrades with features and technologies desired by our customers; pension plan assumptions and future contributions; demand softness or volatility in the markets in which we do business; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data, or operational disruption; the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger; the inability to complete the transaction due to an insufficient percentage of shares being tendered in the transaction or due to the failure to receive required regulatory or other approvals or to satisfy other conditions to the transaction; the risk that the proposed transaction disrupts current plans and operations; the risk that anticipated synergies and opportunities as a result of the transaction will not be realized; difficulty or unanticipated expenses in connection with integrating Arctic Cat into Textron; the risk that the acquired business does not perform as planned; and potential difficulties in employee retention following the closing of the transaction.

Item 12.                                                  Exhibits.

(a)(5)(A)                                                 Excerpt from press release issued by Textron Inc. on January 25, 2017.

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